

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Virginia C. Herring
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street
Toccoa, GA 30577

> **Re: 1st Franklin Financial Corporation**
> **Post-Effective Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed April 15, 2022**
> **File No. 333-237643**

Dear Ms. Herring:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment No. 3 to Registration Statement on Form S-1

General

1. We note that you intend to change the interest rates from time to time. The interest rates are material terms of notes thus changes appear to represent the offer and sale of a new security given the new investment decision that will be made in connection with each interest rate change. Accordingly, it appears that you will be conducting an exchange in which notes with the new interest rate will be exchanged for the notes with the old interest rate. Please tell us how you intend to conduct each exchange in compliance with Section 5 of the Securities Act.

2. You state that "[a] holder of Senior Demand Notes will not be expressly notified of

changes in any applicable interest rate; then-current interest rates will be available by calling or visiting [y]our executive offices, and on [y]our website" and that you will file a notice of any interest rate change in a prospectus supplement "as appropriate." It is not clear that filing a prospectus supplement will appropriately update the registration statement and prospectus for purposes of the federal securities laws. Specifically, how this complies with Rule 409 under the Securities Act or establishes a new effective date for the registration statement for liability purposes. In this regard, we note that you are not eligible to rely on Rule 430B or Rule 430C. Please provide your detailed legal analysis explaining how filing a prospectus supplement satisfies the federal securities laws, including why you are not required to file a post-effective amendment in connection with each interest rate change.

3. Please tell us how you intend to comply with the Trust Indenture Act of 1939 with respect to each interest rate change. Explain whether you intend to enter into new indentures in connection with each interest rate change that would require qualification under the Trust Indenture Act. If not, explain how interest rate changes will be implemented under the qualified indenture and how you will communicate these changes to note holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance